UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

YY GROUP HOLDING LIMITED

(Name of Issuer)

Class A Ordinary Shares, no par value

(Title of Class of Securities)

G9888Q103

(CUSIP Number)

September 13, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9888Q103	Schedule 13G

1.	Name of Reporting Persons V Capital Consulting Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,832,700(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,832,700(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,832,700(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.29%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents beneficial ownership as of September 13, 2024 based on 34,630,250 shares outstanding as of September 19, 2024.

CUSIP No. G9888Q103	Schedule 13G

1.	Name of Reporting Persons V Capital Consulting Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	On September 19, 2024, V Capital Consulting Limited sold all of its beneficial ownership of the Issuer’s securities in a private placement offering.

Item 1.

(a) Name of Issuer: The name of the issuer is YY Group Holding Limited (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer is a company with limited liability organized under the laws of the British Virgin Islands with principal executive offices at 60 Paya Lebar Road, #05-43 Paya Lebar Square, Singapore 409051.

Item 2.

(a) Name of Person Filing: The name of the person filing is V Capital Consulting Limited (“VCCL”).

(b) Address of Principal Business Office, or if None, Residence:

(i) The principal business address of VCCL is B03-C-8 Menara 3A, KL Eco City, No. 3 Jalan Bangsar, 59200 Kuala Lumpur.

(c) Citizenship:

(i) VCCL is a British Virgin Islands company with limited liability that provides corporate and business advisory services in corporate finance, corporate structuring and restructuring, listings on recognized stock exchanges and fintech advisory.

(d) Title of Class of Securities: The title of the class of securities is Class A Ordinary Shares (“Ordinary Shares”) with no par value.

(e) CUSIP Number: The CUSIP number for the Ordinary Shares is G9888Q103.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: (Not applicable).

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

(i) VCCL beneficially owned 1,832,700 shares of Class A Ordinary Shares on September 13, 2024 and sold all 1,832,700 shares of Class A Ordinary Shares on September 19, 2024 in a private placement offering. As of September 19, 2024, VCCL owned no (0) Class A Ordinary Shares.

(b) Percent of class:

(i) As of September 13, 2024,VCCL owned 5.29% of the outstanding Class A Ordinary Shares of the Issuer based on 34,630,250 shares outstanding as of September 19, 2024.

(ii) As of September 19, 2024, VCCL owned 0.00% of the outstanding Class A Ordinary Shares of the Issuer based on 34,630,250 shares outstanding.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(a) 1,832,700 as of September 13, 2024.

(b) 0 as of September 19, 2024.

(ii) Shared power to vote or to direct the vote: VCCL did not share voting power.

(iii) Sole power to dispose or to direct the disposition:

(a) 1,832,700 as of September 13, 2024.

(b) 0 as of September 19, 2024.

(iv) Shared power to dispose or to direct the disposition: VCCL did not share disposition power.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

VCCL sold all 1,832,700 shares of Class A Ordinary Shares on September 19, 2024 in a private placement offering and now holds zero (0) Class A Ordinary Shares of the Issuer.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024

By:	/s/ Voon Him Hoo
Name:	Voon Him Hoo
Title:	Chairman and Chief Executive Officer